February 7, 2009



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:  The Everest Fund, L.P.
Item 4.01, Form 8-K
Filed February 6, 2009
File No. 000-17555

Dear Ms. Crittendon,

The Everest Fund, L.P. is not a public company, nor is it a publicly offered Fund.Everest Fund files with SEC voluntarily.


Very truly yours,


Peter Lamoureux
President
The Everest Fund, L.P.